U.S. SECURITIES & EXCHANGE COMMISSION

Washington, D.C.

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period of

May, 2004

ARGOSY MINERALS INC

 (Name of Registrant)

20607 Logan Avenue

Langley, British Columbia, Canada, V3A 7R3

(Address of principal executive offices)

1.

Australian Stock Exchange Appendix 5B for the quarter ended September 30, 2003.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Argosy Minerals Inc SEC File No. 0-29500

(Registrant)

Date

June 4, 2004

By

"C.R. Bond"

   Cecil R. Bond,

   Corporate Secretary

BC Form 51-901F

QUARTERLY REPORT

Incorporated as part of:

X

Interim Financial Statements

Schedules B & C

Issuer Details:

Name Of Issuer:	Argosy Minerals Inc

Issuer's Address:	20607 Logan Avenue
Langley, B.C. Canada V3A 7R3

Issuer's Contact Information:	Tel. 604-530-8436
Fax. 604-530-8423 Email dc.argosy@telus.net Web www.argosyminerals.com.au
Contact Person:	Cecil R. Bond

Contact's Position:	Chief Financial Officer

For Quarter Ended:	March 31, 2004

Date Of Report:	May 13, 2004

Certificate

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Quarterly Report will be provided to any shareholder that requests it.  Please note this form is incorporated as part of both the required filing of the Interim Financial Statements and Schedule B (Supplementary Information) and Schedule C (Management Discussion).

May 13, 2004
John Nicholls, Director	Date Signed (YYYY/MM/DD)
May 13, 2004
Cecil R. Bond, Director	Date Signed (YYYY/MM/DD)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Corporation have been prepared by and are the responsibility of the Corporation's management.

The Corporation's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

CANADA 20607 Logan Avenue • Langley, B.C., Canada V3A 7R3  • Tel 0011 1  (604) 530-8436 • Fax 0011 1 (604) 530-8423

AUSTRALIA  Level 1, Suite 3 Parkview, 23 Richardson Street • South Perth, W.A., Australia 6151 • Tel 011 618-9474-4234 • Fax 011 618 9474 4236

Listed on the Australian Stock Exchange under the symbol AGY

Argosy Minerals Inc. is a limited liability corporation registered under the Yukon Business Corporations Act.

Argosy Minerals Inc *Page 3*
Interim Financial Statements, BC Form 51-901F *Quarterly Report: March 31, 2004*

Argosy Minerals Inc
(an Exploration stage company)
CONSOLIDATED BALANCE SHEETS
(unaudited - prepared by Management)
As At March 31, 2004 and December 31, 2003
(Expressed in Canadian Dollars)

	March 31, 2004	Dec. 31, 2003
ASSETS		
Current Assets		
Cash and cash equivalents	$ 7,313,130	$ 8,058,383
Accounts receivable and prepaids	16,204	163,555
	7,329,334	8,221,938
Property Plant and Equipment	35,956	39,413
	$ 7,365,290	$ 8,261,351
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 399,487	$ 451,173
SHAREHOLDERS' EQUITY		
Capital Stock		
Authorised - unlimited		
Issued - 95,969,105 common shares (2003: 95,969,105)	44,075,384	44,075,384
Deficit	(37,109,581)	(36,265,206)
	6,965,803	7,810,178
	$ 7,365,290	$ 8,261,351

APPROVED BY THE DIRECTORS

John Nicholls, Director

Cecil R. Bond, Director

Argosy Minerals Inc *Page 4*
Interim Financial Statements, BC Form 51-901F *Quarterly Report: March 31, 2004*

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - Prepared by Management)

			2004		2003
Income:					
Interest revenue and other		$	89,737	$	94,153
Foreign Exchange gain/(loss)			198,667		(21,912)
			288,404		72,241
Expenses:					
Accounting and audit			32,399		3,854
Arbitration			78,575		58,485
Bank charges			1,716		1,728
Depreciation			3,458		3,781
Directors Fees			12,500		12,500
Insurance			20,022		20,321
Legal			30,040		7,501
Management and Consulting fees	Note 3		513,346		115,046
Office			6,104		3,842
Project Assessment			241,751		245,037
Rent			17,529		15,715
Salaries and benefits			113,948		97,778
Shareholder communications			15,055		5,354
Telecommunications			4,233		2,994
Transfer agent and stock exchange			17,635		7,178
Travel			24,468		58,754
			1,132,779		659,868
Loss for the period			(844,375)		(587,627)
Deficit, beginning of period			(36,265,206)		(33,772,073)
Deficit, end of period		$	(37,109,581)	$	(34,359,700)
Basic & Diluted Loss per Common Share		$	0.009	$	0.006
Weighted Average Number of Common Shares Outstanding			95,969,105		95,969,105

Argosy Minerals Inc

Interim Financial Statements, BC Form 51-901F

Quarterly Report: March 31, 2004

ARGOSY MINERALS INC

(An Exploration Stage Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management

For the Three Months ended March 31, 2004 and March 31, 2003

1.

These consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Corporation dated December 31, 2003 and should be read in conjunction with those statements.

2.

Project assessment expenditures for the 3 months ended March 31, 2004 consist of the following:

Project Option Fees	$118, 806
Drilling and Processing Expenditures	74,737
Consulting and Supervision	(5,212)
Travel and Accommodation	36,489
Rehabilitation	16,931
$241,751

3.

Management and consulting fees include $441,844 paid on the termination of the management contract with a Company controlled by a director of the Corporation.

4.

These interim financial statements have not been reviewed by the Corporation's auditors.

BC Form 51-901F

QUARTERLY REPORT

Incorporated as part of:

Interim Financial Statements

X

Schedules B & C

Issuer Details:

Name Of Issuer:	Argosy Minerals Inc

Issuer's Address:	20607 Logan Avenue
Langley, B.C. Canada V3A 7R3

Issuer's Contact Information:	Tel. 604-530-8436
Fax. 604-530-8423 Email dc.argosy@telus.net Web www.argosyminerals.com.au
Contact Person:	Cecil R. Bond

Contact's Position:	Chief Financial Officer

For Quarter Ended:	March 31, 2004

Date Of Report:

Certificate

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Quarterly Report will be provided to any shareholder that requests it.  Please note this form is incorporated as part of both the required filing of the Interim Financial Statements and Schedule B (Supplementary Information) and Schedule C (Management Discussion).

May 13, 2004
John Nicholls, Director	Date Signed (YYYY/MM/DD)
May 13, 2004
Cecil R. Bond, Director	Date Signed (YYYY/MM/DD)

Quarterly Report: March 31, 2004

ARGOSY MINERALS INC

(the "Corporation")

Schedule B

Supplementary Information

First Quarter Ended March 31, 2004

1.

Analysis of Expenses and Deferred Costs

Breakdown, by major category, of those expenditures and costs which are included in the exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule "A", attached.

Project Assessment Expenditures for the three months ended March 31, 2004:

Project Option Fees	$118, 806
Drilling and Processing Expenditures	74,737
Consulting and Supervision	(5,212)
Travel and Accommodation	36,489
Rehabilitation	16,931
$241,751

2.

Related Party Transactions

Expenditures made to parties not at arm's length from the issuer totalling $586,883 comprise the following:
Management fees - expensed	$507,236
Provision of staff - expensed	$53,769
Directors' Fees	$12,500
Accounting Fees	$13,378
$586,883

Expenditures to related parties consist of fees for non-executive directors, fees for management and consulting services and the provision of staff in Australia and staff and office facilities in Canada.  The provision of staff in Australia and Canada is charged at cost and paid to entities controlled by directors of the Corporation.  Included in management fees is $441,844 paid on termination of the management contract with Peninsular Services Pty Ltd, a Company controlled by Mr. Lloyd, a director of the Corporation.

3.

Summary of Securities Issued and Options Granted During the Period

3.a.

Summary of securities issued during period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.), number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid:

Nil

3.b

Summary of options granted, including date, number, name of optionee, exercise price and expiry date:

Nil

Quarterly Report: March 31, 2004

4.

Summary of Securities at the end of the Period

4.a.

Particulars of authorized capital:

Unlimited common shares without par value.

4.b

Particulars of issued share capital at March 31, 2004
	Number	Amount
Common Shares	95,969,105	$44,075,384

4.c

Summary of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price, expiry date and any recorded value as at March 31, 2004:

Options

				Balance
		Exercise	Number of Options	Outstanding at
Granted / Exercised	Expiry Date	Price ($)		March 31, 2004

Granted June 20, 2002	May 24, 2006	A0.35	4,175,000
Cancelled 2002			(600,000)
Cancelled 2003			(500,000)	3,075,000

Balance outstanding March 31, 2004				3,075,000

Note:  350,000 options expire on July 27, 2004.

4.d

Total number of shares in escrow or subject to a pooling agreement:

At March 31, 2004 there were 905,032 shares held in escrow and eligible for release on March 8, 2005.

5.

List of Directors and Officers at Signature and Filing Date

Cecil R. Bond	President, CEO, CFO and Corporate Secretary
Peter H. Lloyd (1)	Non-executive Chairman
John Nicholls (1)	Non-executive Director
John Maloney (1)	Non-executive Director
Marcus N. Foster	Non-executive Director, appointed April 2, 2004

(1) Denotes member of the audit committee.

Mr. David A. Henstridge resigned as a director on January 27, 2004.

Quarterly Report: March 31, 2004

Schedule C

Management Discussion and Analysis

First Quarter Ended March 31, 2004

ARGOSY MINERALS INC

(the "Corporation")

April 30, 2004

The selected consolidated financial information set out below and certain comments which follow are based on, and derived from, the consolidated financial statements of the Corporation, and should be read in conjunction with them.

Description of Business

Since incorporation the Corporation has been exclusively a natural resource Corporation engaged in exploration for precious metals, base metals and diamonds.  At this stage of its development the Corporation has no producing properties and, consequently, has no current operating income or cash flow.  The Corporation is currently focusing on its diamond project, the Albetros Project, in Namaqualand, South Africa and its gold project, the Gold Creek Project in Elko County, Nevada, USA.  The Burundi Nickel Project is currently subject to force majeure and consequently no activity is taking place on that project at this time.  The Corporation is a reporting issuer in British Columbia, Alberta and Ontario and trades on the Australian Stock Exchange under the symbol AGY.

New Caledonia Nickel Project and Request for Arbitration

Pursuant to the terms of an agreement dated October 16, 2001 among the Corporation, its subsidiary Balzan, NN Invest Holdings SA, a Luxembourg Company ("NNIH") that is a subsidiary of Norilsk Mining Company and Societe Des Mines de la Tontouta ("SMT"), a French company, NNIH and SMT agreed to participate with Balzan in the development of mineral properties in New Caledonia. NNIH subsequently terminated the agreement and commenced arbitration proceedings in the International Court of Arbitration in Paris against the Corporation and Balzan to recover funds reimbursed to Balzan of US$7,166,000 plus amounts expended on the project amounting to US$1,368,222 plus costs. In November, 2003 in preliminary proceedings, the arbitral tribunal ruled that it had jurisdiction under the terms of the agreement to hear the arbitration claim. It is too early to determine the outcome of merits of the arbitration claim and the Corporation is defending the claim, which it believes to be wholly without merit, and has filed a counterclaim against NNIH.  No provision has been made in the Financial Statements relating to this claim.

Projects

Albetros Diamond Project

The Albetros Project is an alluvial diamond project situated on the west coast of South Africa near Kleinsee.  The Corporation holds its interest in the Albetros Project through an option to purchase up to 85% of the shares of Albetros Inland Diamond Exploration Pty Ltd ("Albetros") the owner of the Project.

Quarterly Report: March 31, 2004

The Corporation has until August 31, 2004 to fully evaluate the project area prior to making a decision to acquire Albetros.

The Option Agreement provides for:

a)

an option exercise date of August 31, 2004;

b)

monthly option fees totalling R4,050,000 ($799,000) payable as follows:

- 2003 - R2,400,000 ($469,000) - paid.

- 2004 - R1,650,000 ($330,000) - of which R550,000 has been paid, and

c)

a purchase price of R17,000,000 ($3,400,000) less all option fees paid at the date of exercise of the option.  Should the Corporation exercise its option to acquire Albetros the purchase price of R17,000,000 less option fees totalling R4,050,000 (R2,950,000 has been paid to date) will be paid in two payments as follows:

- R7,000,000 ($1,400,000) on August 31, 2004.

- R5,950,000 ($1,190,000) on December 1, 2004.

The Corporation can withdraw from the agreement to acquire Albetros at any time.

The Corporation has agreed to sell a 5.5% interest in Albetros to Umnotho weSizwe Diamond Company Pty Ltd. ("Umnotho"), its Black Economic Empowerment partner in South Africa, for a cash consideration of R1,100,000 ($220,000),  which would result in the Corporation retaining a 79.5% interest in Albetros should the Corporation exercise its option to acquire Albetros.  In addition, Umnotho will refund the Corporation a pro rata portion of expenditure incurred on assessing the Albetros Diamond Project.

In January 2004, the owners of Albetros transferred 14% of the shares of Albetros to the Corporation for options fees paid to that time of R2,700,000 ($538,000).

Exploration of the project area during 2003 consisted of 9,330 metres of rotary air blast drilling, identifying two palaeo channels on the project area.  This drilling resulted in the establishing of a gravel resource estimated at 6.1 million tonnes in the Megalodon Channel and a potential for a further 3.7 million tonnes in the southern extension of the channel.  The gravels in Megalodon are well developed with concentrate rich diamond bearing gravels up to 5.2 metres thick.

The Sidewinder channel, which has less mature gravels than Megalodon is estimated to have a gravel resource of 10.6 million tonnes, however the diamondiferous nature of these gravels is yet to be determined.

A large diameter auger ("LDA") drill program completed in December 2003, consisted of 22 holes drilled into the Megalodon Channel.  Three LDA holes targeted at the Sidewinder Channel had to be abandoned due to encountering free running sand.

During the quarter ended March 31, 2004 processing of the gravel recovered from the LDA drilling of the Megalodon channel was completed and resulted in the recovery of 33 diamonds with a total caratage of 14.962 carats.  The diamonds recovered included a largest stone of 4.979 carats and ranged in size down to 0.087 carats.

Quarterly Report: March 31, 2004

Initial statistical treatment of these sampling data revealed a bimodal diamond population, with an average stone size of 0.45 carats.  Of the total caratage, 57% represented stones greater than 1 carat in size.  It is stressed that this limited sampling program is not considered sufficiently representative to establish a resource grade at this stage.  The presence of four diamonds in Hole 15, including the largest stone recovered, and 3 diamonds in Hole 19 confirms the potential for diamond clustering and the presence of anomalous large stones.

All except 6 of the Megalodon LDA holes (73%) returned one or more diamonds.  Some 91% of the diamonds recovered (94% of the carats) were sourced from the basal zone. Average thickness of basal gravel zone was 1.6 metres.

During April 2004, the Corporation received a valuation of US$314.7 per carat, for the parcel of diamonds recovered, from DeBeers Diamond Trading Company in Kimberley, South Africa.

RENEWAL APPLICATION FOR THE PROSPECTING PERMIT

In January 2004, Albetros applied for a renewal of the prospecting permit over the Albetros Project area.  The prospecting permit expired on March 15, 2004 and the renewal application is for a 2 year extension of the prospecting permit.  The project area has been reduced from 125 km2 to 76.65 km2 in the renewal application, following the results of drilling, which downgraded the prospectivity of the eastern portion of the project area.

FUTURE DEVELOPMENTS

On receipt of the renewed prospecting permit, the Corporation expects to conduct further sampling of the gravels, prior to making a decision on whether or not to exercise the option to acquire Albetros.

Mr. Hugh Durey B.Sc (Hons) Geol., F.Aus. I.M.M. CP (Geol), who manages the work program at Albetros, is a consultant to the Corporation and has sufficient experience relevant to the style of mineralization and type of deposits under consideration and to the activity undertaken.

Nevada Gold Project

The Nevada Gold Project is situated within the southern boundary area of the Humboldt - Toiyabe National Forest, in Northern Elko County, Nevada and comprises 64 unpatented lode mining claims and 2 unpatented claims covering water rights.

The Corporation holds the Nevada Gold Project under 2 option agreements.  The option agreement over the Gold Creek property covers 31 unpatented mining claims and 2 claims covering water rights.  The agreement is for 3 years and has an annual option payment of US$20,000 and a purchase price of US$1,250,000 for 100% of the claims.  The option agreement over the adjoining 33 unpatented claims allows the Corporation until the end of May 2004 to decide whether to continue exploring the claims and whether to enter into a further option over the claims.

Quarterly Report: March 31, 2004

WORK CONDUCTED

A combination of severe winter conditions and altitude of the project resulted in a delay to the start of reconnaissance exploration fieldwork until the second quarter.  However much preparatory work has been conducted in advance of field work, which commenced during April.

From the existing data base, geophysical mapping and geological mapping, it has been possible to advance Argosy's understanding of the project through:

  Compilation of available historical data on Gold Creek and transformation of these data into a digital format.

  These data are being stored within a GIS database (Geographic Information System) where possible.

  Quotations have been obtained for a geophysical survey while planning for the field program which commenced in April. This extension of previous IP surveys will assist in mapping out extensions of the St Elmo vein system.

PLANNED EXPLORATION

All this work is being undertaken with a view to assisting in the delineation of distinct high grade zones that can be targeted by future drilling.

Dr. George Katchan, a full time employee of the Corporation, is conducting the exploration program on the Nevada Gold Project and has sufficient experience relevant to the style of mineralization and type of deposits under consideration and to the activity undertaken.

Musongati Nickel / PGM Project

The Musongati Nickel Project is situated in central Burundi and covers an area of 171 km2.  The Musongati Nickel Project is currently subject to force majeure declared in August 2002 due to instability in the country.

There has been a discernable reduction in tension in Burundi following the implementation of the Peace Process and the UN now paying attention to the introduction of a Peace Keeping Force. According to the Corporation's sources in Burundi, only one rebel group remains outside the inclusive political process and their activities are localised in the SE of the country.  Consequently the Corporation is encouraged that it may be possible to reconsider the imposition of force majeure if the current moves to a permanent peaceful solution can be cemented.  Given the record prices prevailing for both nickel and PGMs it is not surprising that Musongati, with its well documented resources has started to attract the attention of major nickel and PGM producers.  In this regard the Corporation has been in contact with major companies and is examining ways of initiating further exploration and studies on this deposit.

Outlook

The Corporation expects to complete its evaluation of the Albetros Diamond Project by August 2004.  Should the evaluation prove successful the Corporation has the right to purchase 85% of Albetros Inland Diamond Exploration Pty Ltd. ("Albetros"), the owner of the Albetros Project for R17 million ($3.4 million) less option fees paid.  To date the Corporation has paid option fees totaling R2.95 million ($588,000).  Should the Corporation exercise its option, it has agreed to

Quarterly Report: March 31, 2004

sell 5.5% of Albetros to its Black Economic Empowerment partner for a consideration of R1,100,000 plus a pro rata re-imbursement of exploration costs.

The Corporation recently commenced exploration at its Nevada Gold Project acquired under option in December 2003.  The Corporation will also seek opportunities to further advance the development of the Musongati Nickel Project if conditions in Burundi allow activities to resume in that country.

The Corporation continues to seek additional projects through which shareholder value may be enhanced and has focused on diamonds and precious metals as targets.  The Corporation is investigating suitable projects on a global basis and has been active in examining precious metal and diamond opportunities in South Africa, Angola, elsewhere in Africa and the Pacific region.  In the event that activities on the projects are greatly increased or if substantial new opportunities are pursued or if the Corporation is not successful in defending the request for arbitration, the Corporation will require additional funds from the sale of equity or the sale of some or all of its projects.

Overall Performance

March 31, 2004 and March 31, 2003

The Corporation incurred a loss of $844,375 for the quarter ended March 31, 2004 compared to a loss of $587,627 for the quarter ended March 31, 2003.  The increased loss of $256,748 is mostly attributable to the increase in management & consulting fees of $398,300, an increase in accounting and audit fees of $28,545 and an increase in arbitration costs of $20,090 offset by foreign exchange gains of $198,667 compared to a loss of $21,921 in 2003 and decreased travel of $34,286.

Income increased by $216,163 mainly due to the foreign exchange gain of $198,667.

Interest income of $89,737 for the quarter ended March 31, 2004, decreased from $94,153 for the quarter ended March 31, 2003 as a result of decreasing cash balances.  Cash balances are held mainly in Australian dollars which gives rise to higher interest earnings due to interest rates on Australian dollar investments averaging 4.9% which is higher than rates for Canadian dollar investments.  In addition foreign exchange gains have resulted from the Corporation holding substantial cash balances in Australian dollars and the Australian dollar strengthening by approximately 7% against the Canadian dollar in 2003 and continuing to strengthen in the first quarter of 2004 by a further 2.7%.

During the quarter ended March 31, 2004 cash required for operating activities amounted to $934,071 compared to $655,703 for the quarter ended March 31, 2003.  The increase in cash required for operations resulted mainly from increased management and consulting fees due to the payment of $441,844 on the termination of the management contract with Peninsular Services Pty Ltd, ("Peninsular") the reduction in accounts payable of $51,686 offset by the reduction in accounts receivable and prepaids of $147,351.  The termination of the management contract with Peninsular was disclosed to shareholders in the management information circular mailed to shareholders on April 14, 2004.

Quarterly Report: March 31, 2004

During the quarter administrative expenses were $891,028 compared to $414,831 for the quarter ended March 31, 2003.  The increase of $476,197 arose mainly from increased arbitration expenses due to the arbitration proceeding, increased management fees of $398,300 due to the termination of the management contract with Peninsular on February 1, 2004, offset by lower monthly management fees due to the Corporation not replacing the Peninsular contract, and increased legal expenses of $22,539 related to the annual general meeting, increased accounting and audit expenses of $28,545 due to restructuring and winding-up of dormant subsidiaries, offset by a decrease in travel of $34,286.

During the quarter ended March 31, 2004 capitalized expenditures on mineral properties totaled nil compared to capitalized expenditures of $17,562 on mineral properties in the first quarter of 2003.  The decrease is due to the Corporation having sold its Kremnica Gold Project in 2003 and not yet having determined to acquire either the Albetros Diamond Project or the Nevada Gold Project.  Expenditures on these projects are expensed as project assessment expenditures.

Results of Operations

Project Assessment January 1, 2004 through March 31, 2004

Project assessment expenditures decreased by $478,017 to $241,751 for the quarter ended March 31, 2004 compared to the quarter ended December 31, 2003.  The decrease is due to the completion of a rotary air blast and large diameter drilling program in December 2003 resulting in substantial decreased expenditures in the current quarter.  Project assessment expenditures for the 1st quarter of 2003 were similar to those in the 1st quarter of 2004 at $245,037 and $241,751 respectively.

Summary of Quarterly Results

The fluctuation in income over the past eight quarters is mainly due to foreign exchange gains and losses due to the changing rate of exchange between the Australian and Canadian dollar and the Corporation holding a substantial portion of its cash balances in Australian dollars.

Quarterly Report: March 31, 2004

During the quarter ended March 31, 2004 administrative expenses significantly increased compared to previous quarters this was mainly due to an increase of management fees.  The increase in management fees resulted from a payout on termination of the management contract with Peninsular Services Pty Ltd.

In the quarter ended December 31, 2003 the Corporation realized a gain on the disposal of marketable securities of $114,751 after having written down the value of those securities to fair market value by $100,203 in the quarter ended June 30, 2003, for a gain of $14,548 in the year.  The disposal of the Kremnica Gold Project resulted in a gain on disposal of $125,500 in the quarter ended June 30, 2003.

Administration expenditures in the quarter ended June 30, 2003 were substantially increased, mainly due to arbitration costs of $258,247 and the write down of marketable securities to fair market value by $100,203.

Project assessment expenditures increased during 2003 as a result of the assessment of the Ukrainian gold deposits and the evaluation of the Albetros Diamond Project.

In the quarters ended December 31, and September 30, 2002 the Corporation wrote off its investments in the Musongati Nickel Project due to ongoing instability in Burundi and wrote down its Kremnica Gold Project in Slovakia.  The Kremnica Gold Project was sold in 2003 for $500,000.

Liquidity and Capital Resources

The Corporation's cash deposits at March 31, 2004 totaled $7,313,130 compared to $8,058,383 at December 31, 2003.  Aside from such cash the Corporation has no material unused sources of liquid assets.

The Corporation does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

As a result of the reimbursement by NNIH to the Corporation in 2001 of $11,307,948 for a portion of prior project expenses, the Corporation has sufficient cash resources for at least the next twelve months at current levels of expenditure.  See New Caledonia Nickel Project and Request for Arbitration.

Contractual Obligations

Obligation
	2004	2005	2006	Total
Office rent - Australia	$ 44,400	$ 44,400	-	$ 88,800
Property Payments - Nevada	$ 26,000	$ 26,000	$ 26,000	$ 78,000 [1,2]
Option fee - Albetros	$ 270,000	-	-	$ 270,000 [1,3]
Purchase Consideration, Albetros - R 12,950,000	$ 2,590,000	-	-	$ 2,590,000 [1,4]
$ 3,026,800

1.

These agreements are able to be terminated without penalty at the option of the Corporation.

Quarterly Report: March 31, 2004

2.

Option payments total US$20,000/year for 3 years and the purchase consideration for the mining claims at the end of the option period is US$1,250,000.

3.

Option fees for January, February and March, 2004 have already been paid.  Option fees for the period April to August 2004 are $40,000-$50,000 / month.

4.

The purchase consideration is R17,000,000 less option fees paid to March 31, 2004 of R2,950,000 and option fees payable of R1,100,000 leaving a balance of R12,950,000 ($2,590,000) payable should the option be exercised.

Related Party Transactions

January 1, 2004 through March 31, 2004

The Corporation paid $462,489 and $44,747 for management fees to two companies respectively, each controlled by a director of the Corporation through which their services are provided to the Corporation.  In addition, one company provided personnel for the month of January 2004 in Australia, while the other company provided personnel and office facilities in Canada (from July 1, 2003).  The amounts charged for the provision of staff and office facilities are charged at the cost of those services to the respective companies.  Amounts paid for these services totaled $32,236 and $21,534 respectively.  Directors' fees totaling $12,500 were paid to 2 directors of the Corporation and fees of $13,378 were paid for accounting services to a firm in which one of the directors is a partner.  Payments for management fees, staff and office costs and directors' fees and accounting services were $507,236, $53,769, $12,500 and $13,378 respectively, for a total payment of $586,883 in the Quarter ended March 31, 2004, compared to $202,246 for the quarter ended March 31, 2003, comprised of management fees of $99,789, staff and office costs of $89,948, and directors' fees of $12,500.  The increase in management fees resulted from a payout on termination of the management contract with Peninsular Services Pty Ltd in the amount of $441,844.  There has been no increase in rates paid for management fees and salaries, however management fees and certain salaries are paid in Australian dollars, resulting in increased expenditures due to the Australian dollar strengthening against the Canadian dollar.

First Quarter 2004 to Fourth Quarter 2003

Project assessment expenditures decreased by $478,017 to $241,751 for the quarter ended March 31, 2004 compared to the quarter ended December 31, 2003.  The Project Assessment expenditure of $719,768 for the quarter ended December 31, 2003 included the cost of a large diameter and rotary air blast drill program completed in December 2003.  The Corporation incurred a loss of $844,375 for the quarter ended March 31, 2004 compared to a loss of $516,368 for the quarter ended December 31, 2003.  The increased loss of $328,007 is mostly attributable to the increase in management & consulting fees of $388,767, increased arbitration expenses of $78,575 offset by a decrease of project assessment expenditures of $478,017 and the fact that there was a gain on sale of marketable securities that was recognized in the period ended December 31, 2003 of $114,751.

During the quarter ended March 31, 2004 cash required for operating activities amounted to $934,071 compared to $846,412 for the quarter ended December 31, 2003.  The increase in cash required for operations resulted mainly from increased management and consulting fees offset by a reduction in project assessment costs.

The increase in management fees resulted from a payout of $441,844 on termination of the management contract with Peninsular.

Quarterly Report: March 31, 2004

During the quarter administrative expenses were $891,028 compared to $416,871 for the quarter ended December 31, 2003.  The increase of $474,157 arose mainly from increased management fees of $388,767 and increased arbitration expenditures.

Proposed Transactions

The Corporation continues to evaluate the Albetros Project which it holds under option.  Should the Corporation exercise its option, it can acquire up to an 85% interest in Albetros at a cost of approximately $2.6 million, excluding option fees, and has agreed to sell 5.5% of Albetros to it's Black Economic Empowerment Partner in South Africa, Umnotho we Sizwe Diamond Company Pty Ltd for R1,100,000 ($220,000) which would result in the Corporation retaining a 79.5% interest in Albetros.  See contractual obligations.

Critical Accounting Estimates

The detailed accounting policies are discussed in the Corporation's annual financial statements, however, the following accounting policies require the application of management's judgment:

(a)

Mineral property valuations - Management uses its best estimate for recording any mineral property value based on the results of any exploration conducted, prevailing market conditions, similar transactions and factors such as stability of the country in which the asset may be located.

(b)

Contingent Liabilities - Management evaluates any claims against the Corporation and provides for those claims, where necessary, based on information available to it, including in some instances, legal advice.

Changes in Accounting Policies

There have been no changes in accounting policies during the quarter ended March 31, 2004.

Financial Instruments and Other Instruments

Cash holdings in Australian dollars are subject to exchange rate fluctuations which could give rise to exchange losses.

Other

Capitalization

The Corporation has 95,969,105 shares outstanding of which 905,032 were subject to escrow and will be released in March, 2005.

In addition, the Corporation has 3,075,000 options outstanding and exercisable at A$ 0.35 per share.  350,000 of these options expire on July 27, 2004 and 2,725,000 expire on May 26, 2006.

Additional information regarding the Corporation is available from its materials filed on Sedar at www.sedar.com.

Certification of Interim Filings during Transition Period

I, Cecil Bond, Director, Chief Executive Officer, President and Chief Financial Officer of Argosy Minerals Inc. (the "Issuer"), certify that:

1.

I have reviewed the interim filings (as that term is defined in Multilateral Instrument 52-109 Certification of Issuers' Annual and Interim Filings) of the Issuer for the interim period ended March 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

May 13. 2004

______________________________

Cecil Bond
Director, Chief Executive Officer,

President and Chief Financial Officer

NEWS RELEASE No. 11-04

May 18, 2004

ASX Symbol - AGY

APPOINTMENT OF COMPANY OFFICERS

Argosy Minerals Inc. (trading on the Australian Stock Exchange under the symbol AGY) is pleased to announce the following appointments made after its Annual General Meeting held in Vancouver, Canada on May 17, 2004.

Non Executive Chairman

Peter Lloyd

Chief Executive Officer and Secretary

            Cecil Bond

Chief Financial Officer

            Marcus Foster

Audit Committee Chairman

John Nicholls

At the Annual General Meeting all resolutions put before the meeting were passed.

Argosy Minerals is a Canadian junior exploration company listed on the Australian Stock Exchange.  Its exploration activities are focused on diamonds, precious metals and base metals with projects in South Africa (diamonds), Burundi (nickel, cobalt, PGMs) and USA (gold).

ON BEHALF OF THE BOARD

Cecil R. Bond

Chief Executive Officer

For further information contact:

David Russell, Corporate Development Manager	Cecil R Bond, CEO
Argosy Minerals Inc Level 1, Suite 3 23 Richardson Street South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: TUdavid.russell@argosyminerals.com.au UT	Argosy Minerals Inc 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: cb.argosy@telus.net

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain "forward-looking statements" within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy's expectations are disclosed under the heading "Risk Factors" and elsewhere in Argosy's documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.

NEWS RELEASE No. 12-04

May 27, 2004

ASX Symbol - AGY

Nevada Gold Project -

St Elmo Preliminary Assay Results

Argosy Minerals Inc. (trading on the Australian Stock Exchange under the symbol AGY) is pleased to announce the release of significant gold assays from its Nevada, USA based gold project.

After an unexpected delay resulting from adverse weather conditions, Argosy wishes to announce that an initial phase of surface sampling has been completed at its Gold Creek project area in Elko County, Nevada.  Surface sampling activities in late April were hampered by the presence of snow drifts obscuring roads, trenches, adits and shafts particularly in the St. Elmo area.

Gold assays, reported by ALS Chemex in Vancouver, confirm the prospective nature of the area as previously reported.  From the initial samples taken from the Gold Creek claims and submitted for assay, 10 samples reported grades in excess of 1 g/t gold with the highest being 145.5 g/t gold (Table 1).

Assays reported here form part of a larger program that will include surface mapping and further sampling.  Consideration is also being given towards the use of geophysics to help with target selection for future drilling programs.

A group of seven samples (A3101 - A3107) was taken from an area some 2 km west of the project where Harrison Western stockpiled some 1,300 tonne of material taken from drift development in the upper level of the St. Elmo mine in 1990.  The average grade of this material, determined by Harrison Western, was reportedly ~10 g/t gold. A 360 kg sample, presumably taken from a high grade stope along the same drift development, was submitted by Harrison Western to Hazen Research Inc for metallurgical studies. Hazen reported an average grade of 81 g/t gold.  Samples collected by Argosy were from the abandoned Harrison Western stockpiles with the highest assay of 37.8 g/t gold coming from a 4kg sample of sulphide-bearing quartz vein material.

Surface outcrop and sub-outcrop rock chip samples (A3108 and A3115 - A3121) were collected along a 1.2 km, roughly northwest-trending, interval along the main mineralization trend through St. Elmo.  Samples are described briefly in the attached Table.  Most are either quartz vein material, with or without accompanying sulphides or breccia.  The veins and breccias are hosted by Cambrian aged Prospect Mountain Quartzite.  Samples A3118 (145.5 g/t gold) and A3119 (19.15 g/t gold), both from about 150m north of the St. Elmo adit, are from outcrops of breccia and quartz veining, respectively, trending almost at right angles to the main, roughly north-south, structural trend through St. Elmo.

A full analysis of the significance of these assays and their relation to quartz veining and brecciation outcropping between St. Elmo and Rosebud Peak will await completion of the current mapping and sampling program at Gold Creek.

Since earlier explorers recorded visible gold in limonitic breccia material from St. Elmo and given high grades reported by Hazen Research and others, sample preparation procedures used for these samples take into account the likelihood of coarse gold in the samples.  Optimised for coarse gold, the sample preparation procedure involves an extra fine crush followed by the splitting off of a 1 kg sample for pulverization. This preparation technique is intended to lessen the magnitude of any possible "nugget effect".

Argosy is encouraged by these assay results which confirm the earlier reported prospectivity of this epithermal gold vein system.  Such epithermal systems are renowned hosts for gold mineralization and can contain "bonanza zones" of high grade gold such as being encountered in this sampling exercise.  Further samples have been taken along strike as part of the reconnaissance program and Argosy awaits additional assay results.  Based on this and earlier work reported by Argosy the company is confident that sufficient strike exists for the discovery of a potential moderate tonnage, high grade (1/2 - 2 ounce/tonne gold) resource.

Table 1
St Elmo Rock Chip Samples
Sample	Gold	Silver	Notes
No	(g/t)	(g/t)

A3101	37.80	48	vein quartz with disseminated coarse pyrite-chalcopyrite-galena
A3102	1.13	5	limonite breccia; quartz clasts in limonitic matrix
A3103	0.03	<1	vein quartz without any visible sulphides
A3104	3.94	9	limonite breccia; quartz clasts in limonitic matrix
A3105	2.57	15	vein quartz with disseminated coarse pyrite-chalcopyrite-galena-sphalerite
A3106	1.82	7	limonite breccia; quartz clasts in limonitic matrix
A3107	0.08	3	siliceous breccia with higher quartz clast content and less limonite
A3108	0.01	1	breccia; clasts of quartz and quartzite in siliceous limonitic matrix
A3115	3.45	2	limonite breccia; quartz clasts in limonitic matrix
A3116	0.04	<1	vein quartz without any visible sulphides
A3117	3.02	1	limonite breccia; quartz clasts in limonitic matrix
A3118	145.50	56	limonite breccia; quartz clasts in limonitic matrix
A3119	19.15	13	vein quartz with boxworks after pyrite
A3120	30.00	13	vein quartz with disseminated pyrite - galena - fine black sulphides
A3121	0.08	1	quartz stockwork veined quartzite

A3109 - A3114 were not part of the sampling program at St Elmo
A3101-A3107 collected from stockpiles of St. Elmo mineralisation mined by Harrison Western in1990

Laboratory Procedures

Samples were submitted to the ALS Chemex sample preparation facility in Elko, Nevada, with final analysis taking place at their Vancouver laboratory in Canada. In North America ALS Chemex has ISO 9001: 2000 registration.

Argosy Minerals is a Canadian junior exploration company listed on the Australian Stock Exchange.  Its exploration activities are focussed on diamonds, precious metals and base metals with projects in South Africa (diamonds), Burundi (nickel, cobalt, PGMs) and USA (gold).

Information in this report is based on information extracted from consultants' reports and results of sampling conducted by Argosy, and has been compiled by George Katchan who is a member of the Australasian Institute of Mining and Metallurgy.

George Katchan is a full time employee of Argosy Minerals Inc. and has sufficient experience which is relevant to the style of mineralization and type of deposits under consideration and to the activity undertaken.  He is qualified as a Competent Person as defined in the 1999 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves".

ON BEHALF OF THE BOARD

Cecil R. Bond

Chief Executive Officer

For further information contact:

David Russell, Corporate Development Manager	Cecil R Bond, CEO
Argosy Minerals Inc Level 1, Suite 3 23 Richardson Street South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: TUdavid.russell@argosyminerals.com.auU T	Argosy Minerals Inc 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: cb.argosy@telus.net

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain "forward-looking statements" within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy's expectations are disclosed under the heading "Risk Factors" and elsewhere in Argosy's documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.